Exhibit 4.9

FOURTH SUPPLEMENTAL INDENTURE

By and Among

PRESTIGE BRANDS, INC., as Issuer

THE GUARANTORS PARTY HERETO

AND

U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE,

Dated as of
March 24, 2010

A SUPPLEMENT TO THE INDENTURE
Dated as of April 6, 2004

FOURTH SUPPLEMENTAL INDENTURE

THIS FOURTH SUPPLEMENTAL INDENTURE (the “Fourth Supplement”) is dated as of March 24, 2010, and made and entered into by and among PRESTIGE BRANDS, INC., a Delaware corporation (the “Company”), the Guarantors party hereto and U.S. BANK NATIONAL ASSOCIATION, a national banking association, as trustee (the “Trustee”). This Fourth Supplement supplements and amends the Indenture, dated as of April 6, 2004 (the “Indenture”), by and among the Company, the Trustee and the Guarantors that are parties thereto, as supplemented and amended by the Supplemental Indenture, dated as of October 6, 2004 (the “First Supplement”), the Second Supplemental Indenture dated as of December 19, 2006 (the “Second Supplement”) and the Third Supplemental Indenture dated as of February 22, 2008 (the “Third Supplement”), which provided for the issuance of the Company’s 9¼% Senior Subordinated Notes Due 2012 (the “Notes”). As used herein, the term “Existing Indenture” shall mean the Indenture, as supplemented and amended by the First Supplement, the Second Supplement and the Third Supplement, and the term “Amended Indenture” shall mean the Indenture, as supplemented and amended by the First Supplement, the Second Supplement, the Third Supplement and this Fourth Supplement and as otherwise supplemented and amended from time to time. Except where specified herein, all capitalized terms not defined herein shall have the meanings ascribed to them in the Amended Indenture. References in this Fourth Supplement to the exhibits to and the specific sections and articles of the Existing Indenture shall refer to the exhibits to and the numbered sections and articles of the Indenture, as supplemented and amended by the First Supplement, the Second Supplement, and the Third Supplement and references in this Fourth Supplement to the exhibits to and the specific sections and articles of the Amended Indenture shall refer to the exhibits to and the numbered sections and articles of the Indenture, as supplemented and amended by the First Supplement, the Second Supplement, the Third Supplement, this Fourth Supplement and as otherwise supplemented and amended from time to time.

W I T N E S S E T H :

WHEREAS, the Company has offered to purchase any and all of the Notes (the “Offer”) and has solicited consents (the “Solicitation”) to certain amendments to the Existing Indenture pursuant to the Company’s Offer to Purchase and Consent Solicitation Statement dated March 10, 2010; and

WHEREAS, Section 9.02 of the Existing Indenture provides that the Company, when authorized by a Board Resolution, and the Trustee may amend or supplement the Existing Indenture with the consent of the Holders of at least a majority in aggregate principal amount of the Notes;

WHEREAS, in accordance with Section 9.02 of the Existing Indenture, the Company has obtained the consent to the proposed amendments to the Existing Indenture from the Holders of at least a majority in the aggregate principal amount of the Notes; and

WHEREAS, the Company is authorized to enter into this Fourth Supplement by a Board Resolution and the Trustee has received an Opinion of Counsel and an Officer’s Certificate stating that the execution of this Fourth Supplement is permitted by the Existing Indenture and otherwise satisfying the requirements of Section 9.06 of the Indenture;

NOW, THEREFORE, in consideration of the premises herein, it is mutually covenanted and agreed, for the equal and proportionate benefit of the respective Holders from time to time, as follows:

ARTICLE I
SUPPLEMENTS AND AMENDMENTS

At such time as the Company delivers written notice to the Trustee and The Depository Trust Company, in its capacity as the depository for the Notes with respect to the Offer that the Notes representing at least a majority in the aggregate principal amount of the Notes have been validly tendered and not validly withdrawn pursuant to the Offer and accepted for purchase:

Section 1.1    Amendment to Definition of Asset Sale.  The definition of “Asset Sale” in Section 1.01 of the Existing Indenture shall be amended by deleting the text of such definition in its entirety and replacing it with the following text:

“‘Asset Sale’ means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by the Parent, the Company or any of their respective Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of

(a)           any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares), or

(b)           any other Property of the Parent or any Restricted Subsidiary outside of the ordinary course of business of the Parent or such Restricted Subsidiary,

other than, in the case of clause (a) or (b) above,

(1)        any disposition by a Restricted Subsidiary to the Parent or by the Parent or a Restricted Subsidiary to a Wholly-Owned Restricted Subsidiary;

(2)       any disposition that constitutes a Permitted Investment or Restricted Payment permitted by Section 4.10 as such Section was in effect immediately prior to the effective date of the amendments described herein;

(3)       any disposition effected in compliance with Section 5.01(a) as such Section was in effect immediately prior to the effective date of the amendments described herein;

(4)       any disposition in a single transaction or a series of related transactions of Property for aggregate consideration of less than $1.0 million;

(5)       the disposition of cash or Cash Equivalents;

(6)       the disposition of accounts receivable and related assets (including contract rights) to a Securitization Subsidiary in connection with a Permitted Receivables Financing;

(7)       any foreclosure upon any assets of the Parent, the Company or any of their respective Restricted Subsidiaries in connection with the exercise of remedies by a secured lender pursuant to the terms of Debt otherwise permitted to be incurred under this Indenture; and

(8)       the sale of the Capital Stock, Debt or other securities of an Unrestricted Subsidiary.”

Section 1.2    Amendment to Definition of Debt.  The definition of “Debt” in Section 1.01 of the Existing Indenture shall be amended by deleting the final paragraph of such definition in its entirety and replacing it with the following:

“The amount of Debt of any Person at any date shall be the outstanding balance, or the accreted value of such Debt in the case of Debt issued with original issue discount, at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The amount of Debt represented by a Hedging Obligation shall be equal to:

(1)           zero if such Hedging Obligation is:

(A)           Debt of the Parent or any Restricted Subsidiary under Interest Rate Agreements entered into for the purpose of fixing, hedging or swapping interest rate risk in the ordinary course of the financial management of the Parent or such Restricted Subsidiary and not for speculative purposes;

(B)           Debt of the Parent or any Restricted Subsidiary under Currency Exchange Protection Agreements entered into for the purpose of fixing, hedging or swapping currency exchange rate risks directly related to transactions entered into by the Parent or such Restricted Subsidiary in the ordinary course of business and not for speculative purposes; or.

(C)           Debt of the Parent or any Restricted Subsidiary under Commodity Price Protection Agreements entered into in the ordinary course of the financial management of the Parent or such Restricted Subsidiary and not for speculative purposes; or

(2)           the notional amount of such Hedging Obligation if not Incurred pursuant to the foregoing clause (1).”

Section 1.3    Amendment to Section 3.01.  Section 3.01 of the Existing Indenture shall be amended by deleting the text in its entirety and replacing with the following text:

“Section 3.01.         Notices to Trustee.

If the Company elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 hereof, it shall furnish to the Trustee, at least 3 Business Days but not more than 60 days before a redemption date (or such shorter period as allowed by the Trustee), an Officers’ Certificate setting forth (a) the applicable section of this Indenture pursuant to which the redemption shall occur, (b) the redemption date, (c) the principal amount of Notes to be redeemed and (d) the redemption price.”

Section 1.4      Amendment to Section 3.03.  Section 3.03 of the Existing Indenture shall be amended by deleting the first paragraph of Section 3.03 of the Existing Indenture in its entirety and replacing it with the following text:

“At least 3 Business Days but not more than 60 days prior to a redemption date, the Company shall mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at such Holder’s registered address appearing in the Security Register.”

Section 1.5     Amendment to Section 4.03  Section 4.03 of the Existing Indenture shall be amended by deleting the text in its entirety and replacing with the following text:

“Section 4.03.        Reports.

Prestige Brands Holdings, Inc. will comply with the provisions of TIA Section 314(a).”

Section 1.6     Amendment to Section 4.04.  Section 4.04 of the Existing Indenture shall be amended by deleting the text in its entirety and replacing with the following text:

“Section 4.04.        Compliance Certificate.

(a)           The Company shall deliver to the Trustee not less often than annually, an Officer’s Certificate stating that as to each such Officer’s knowledge, the Company has complied with, and is not in default in the performance of observance of, the conditions and covenants under this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).

(b)           The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any event that with the giving of notice and/or the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.”

Section 1.7      Amendment to Section 4.12.  Section 4.12 of the Existing Indenture shall be amended by deleting the text in its entirety and replacing with the following text:

“Section 4.12.       Asset Sales.

(a)           The Net Available Cash (or any portion thereof) from Asset Sales may be applied by the Parent, the Company or a Restricted Subsidiary, to the extent the Parent, the Company or such Restricted Subsidiary elects (or is required by the terms of any Debt):

(i)           to Repay Senior Debt of the Company or any Restricted Subsidiary (excluding, in any such case, any Debt owed to the Parent, the Company or an Affiliate of the Parent or the Company); or

(ii)           to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Parent, the Company or Restricted Subsidiary).

(b)           Pending the final application of any such Net Available Cash, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Available Cash in any manner that is not prohibited by this Indenture.

(c)           Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 365 days from the date of the receipt of such Net Available Cash or that is not segregated from the general funds of the Company for investment in identified Additional Assets in respect of a project that shall have been commenced, and for which binding contractual commitments have been entered into, prior to the end of such 365-day period and that shall not have been completed or abandoned shall constitute “Excess Proceeds;” provided, however, that the amount of any Net Available Cash that ceases to be so segregated as contemplated above and any Net Available Cash that is segregated in respect of a project that is abandoned or completed shall also constitute “Excess Proceeds” at the time any such Net Available Cash ceases to be so segregated or at the time the relevant project is so abandoned or completed, as applicable; provided, further, however, that the amount of any Net Available Cash that continues to be segregated for investment in identified Additional Assets and that is not actually so invested within twelve months from the date of the receipt of such Net Available Cash shall also constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds exceeds $10.0 million (taking into account income earned on such Excess Proceeds, if any), the Company will be required to make an offer to repurchase (the “Prepayment Offer”) the Notes within five Business Days after the Company becomes obligated to do so, which offer shall be in the amount of the Allocable Excess Proceeds (rounded to the nearest $1,000), on a pro rata basis according to principal amount, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, including Special Interest, if any, to the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in Section 3.09. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of Notes have been given the opportunity to tender their Notes for repurchase in accordance with this Indenture, the Parent, the Company or such Restricted Subsidiary may use such remaining amount for any purpose permitted by this Indenture, and the amount of Excess Proceeds will be reset to zero.

The term “Allocable Excess Proceeds” shall mean the product of:

(a)           the Excess Proceeds and

(b)           a fraction,

(1)           the numerator of which is the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer, and

(2)           the denominator of which is the sum of the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer and the aggregate principal amount of other Debt of the Company outstanding on the date of the Prepayment Offer that is pari passu in right of payment with the Notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to this Section 4.12 and requiring the Company to make an offer to repurchase such Debt at substantially the same time as the Prepayment Offer.

(d)           The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Section 4.12. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.12, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.12 by virtue thereof.”

Section 1.8      Amendment to Section 4.17.  Section 4.17 of the Existing Indenture shall be amended by deleting the text in its entirety and replacing with the following text:

“Section 4.17.      Designation of Restricted and Unrestricted Subsidiaries.

(a)           The Board of Directors of the Company may designate any of its Subsidiaries to be an Unrestricted Subsidiary if the Parent or a Restricted Subsidiary, as the case may be, is permitted to make such Investment in such Subsidiary and such Subsidiary:

(i)           does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, the Parent or any Restricted Subsidiary;

(ii)           has no Debt other than Non-Recourse Debt; provided, however, that the Parent or a Restricted Subsidiary may loan, advance, extend credit to, or guarantee the Debt of an Unrestricted Subsidiary at any time at or after such Subsidiary is designated as an Unrestricted Subsidiary;

(iii)           except as would be permitted by Section 4.14 as such Section was in effect immediately prior to the effective date of the amendments described herein, is not party to any agreement, contract, arrangement or understanding with the Parent or any Restricted Subsidiaries unless the terms of any such agreement, contract, arrangement or understanding are no less favorable, taken as a whole, to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Parent or the Company;

(iv)           is a Person with respect to which neither the Parent nor any Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Capital Stock or (B) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(v)           has not Guaranteed or otherwise directly or indirectly provided credit support in the form of Debt for any Debt of the Parent or its Restricted Subsidiaries.

(b)           Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Parent will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in subparagraphs (i) and (ii) of clause (d) below will not be satisfied after giving pro forma effect to such classification or if such Person is a Subsidiary of an Unrestricted Subsidiary.

(c)           Except as provided in the first sentence of clause (b), no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary, and neither the Parent nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary).

Upon designation of a Restricted Subsidiary as an Unrestricted Subsidiary in compliance with this Section 4.17, such Restricted Subsidiary shall, by execution and delivery of a supplemental indenture in form satisfactory to the Trustee, be released from any Guarantee previously made by such Restricted Subsidiary.

(d)           The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation no Default or Event of Default shall have occurred and be continuing or would result therefrom.

Any such designation or redesignation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a Board Resolution giving effect to such designation or redesignation and an Officers’ Certificate that:

           (i)           certifies that such designation or redesignation complies with the foregoing provisions, and

           (ii)          gives the effective date of such designation or redesignation;

such filing with the Trustee to occur within 45 days after the end of the fiscal quarter of the Company in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of the Company’s fiscal year, within 90 days after the end of such fiscal year).”

Section 1.9      Amendments to Certain Other Covenants.  The following Sections of the Existing Indenture, and any corresponding provision in the Notes, shall be deleted in their entirety and replaced with “Intentionally Omitted,” and all references made thereto throughout the Existing Indenture and the Notes shall be deleted in their entirety:

(a)	Section 4.05	Taxes.
(b)	Section 4.06	Stay, Extension and Usury Laws.
(c)	Section 4.07	Corporate Existence.
(d)	Section 4.09	Incurrence of Additional Debt.
(e)	Section 4.10	Restricted Payments.
(f)	Section 4.11	Liens
(g)	Section 4.13	Restrictions on Distributions from Restricted Subsidiaries.
(h)	Section 4.14	Affiliate Transactions.
(i)	Section 4.15	Issuance or Sale of Capital Stock of Restricted Subsidiaries.
(j)	Section 4.16	Limitation on Layered Debt.
(k)	Section 5.01	Merger, Consolidation and Sale of Assets.

Section 1.10      Amendments to Events of Default.  Clauses (c), (d), (e) and (f) of Section 6.01 of the Existing Indenture and any corresponding provisions in the Notes, shall be deleted in their entirety and replaced with “Intentionally Omitted,” and all references made thereto throughout the Existing Indenture and the Notes shall be deleted in their entirety.

Section 1.11      Effects of Amendments.  All references made to a provision of the Existing Indenture or the Notes deleted pursuant to the amendments set forth in Sections 1.1 through 1.10 of this Article I shall be deleted in their entirety from the Existing Indenture and the Notes, and any definitions used exclusively in the provisions of the Existing Indenture deleted pursuant to the amendments set forth in Sections 1.1 through 1.10 of this Article I shall be deleted in their entirety from the Existing Indenture.  The applicable provisions of the Notes, including, without limitation, Section 12 thereof, shall be deemed amended to reflect the amendments to the corresponding provisions of the Existing Indenture that are amended pursuant to Sections 1.1 through 1.10 of this Article I.

ARTICLE II
MISCELLANEOUS PROVISIONS

Section 2.1       Execution as Supplemental Indenture. This Fourth Supplement is executed and shall be construed as an indenture supplement to the Existing Indenture.

Section 2.2       Successors. This Fourth Supplement shall be binding upon and inure to the benefit of the parties hereto, their respective successors and assigns.

Section 2.3       Ratification. Except as expressly provided herein, all of the terms and provisions of the Existing Indenture are and shall remain in full force and effect.

Section 2.4      Governing Law. This Fourth Supplement shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the laws of said State.

Section 2.5      Counterparts; Construction. This Fourth Supplement may be executed in any number of counterparts (which may be transmitted by telecopy or as delivered by email in pdf format), but such counterparts together shall constitute one and the same instrument. As used herein, words in the singular number include the plural and words in the plural include the singular.

Section 2.6       Severability.  In the event that any provisions of this Fourth Supplement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hall not in any way be affected or impaired thereby.

Section 2.7      Trust Indenture Act.  If any provisions hereof limit, qualify, or conflict with any provisions of the TIA required under the TIA to be part of and govern this Fourth Supplement or the Amended Indenture, the provision of the TIA shall control.  If any provision hereof modifies or excludes any provision of the TIA that pursuant to the TIA may be so modified or excluded, the provisions of the TIA as so modified or excluded hereby shall apply.

Section 2.8       The Trustee. The Trustee accepts the supplements and amendments to the Existing Indenture effected by this Fourth Supplement.

Section 2.9      Effectiveness.  This Fourth Supplement shall become effective upon execution by the Company, the Guarantors party hereto, and the Trustee, provided, however, that the amendments and modifications set forth in Article I hereof shall not become effective until such time as the Company delivers written notice to the Trustee and The Depository Trust Company, in its capacity as the depository for the Notes with respect to the Offer that the Notes representing at least a majority in the aggregate principal amount of the Notes have been validly tendered and not validly withdrawn pursuant to the Offer and accepted for purchase.

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IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplement to be duly executed as of the day and year first above written.

PRESTIGE BRANDS, INC.

By:	/s/ Peter J. Anderson
Name: Peter J. Anderson
Title: Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Raymond S. Haverstock
Name: Raymond S. Haverstock
Title: Vice President

GUARANTORS:

PRESTIGE BRANDS HOLDINGS, INC.

By:	/s/ Peter J. Anderson
Name: Peter J. Anderson
Title: Chief Financial Officer

MEDTECH HOLDINGS, INC.
MEDTECH PRODUCTS INC.
PRESTIGE SERVICES CORP.
PRESTIGE BRANDS HOLDINGS, INC.
PRESTIGE BRANDS INTERNATIONAL, INC.
PRESTIGE PERSONAL CARE, INC.
PRESTIGE PERSONAL CARE HOLDINGS, INC.
THE CUTEX COMPANY
THE DENOREX COMPANY
THE SPIC AND SPAN COMPANY

By:	/s/ Peter J. Anderson
Name: Peter J. Anderson
Title: Chief Financial Officer